The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

Facsimile: (212) 208-4657

September 19, 2017

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc.

Registration Statement on Form S-1

Submitted September 7, 2017

CIK No. 0001513525

Dear Ms. Hayes:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comment number 7 from the staff (the “Staff”) of the Securities and Exchange Commission in its June 9, 2017 letter to the Company relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below in bold is comment number 7 from the June 9, 2017 letter from the Staff and immediately following the comment is the Company’s response to that comment.

7.	You disclose on page 51 your process for estimating the fair value of your equity awards prior to your IPO for purposes of granting equity-based compensation in the absence of a public trading market. Once you have an estimated offering price or range and have determined the conversion ratio for your membership units, please explain to us the reasons for any differences between the recent valuations of your membership units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its membership units and the estimated offering price for its initial public offering (the “IPO”).

United States Securities
    and Exchange Commission

September 19, 2017

Historically, the fair value of the units underlying the equity-based awards (options and profit interest units) has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All equity-based awards were intended to be granted with an exercise price per award no less than the fair value per unit of the Company’s units underlying those awards on the date of grant, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market for the Company’s units, on each grant date, the Board considered various objective and subjective factors described in detail in the Registration Statement, along with input from management, to determine the fair value of the Company’s units.

Effects of Reorganization/Reincorporation on Unit Price to Stock Price Comparison and Preliminary IPO Range

The Company is currently organized as a Virginia limited liability company. Prior to the consummation of the initial public offering, the Company will reorganize into a Virginia corporation, then merge the Virginia corporation into a newly organized Delaware corporation. (This process is described in detail in the section Corporate Conversion/Reincorporation, beginning on page 50 of the submitted S-1.) The Virginia limited liability company has two classes of equity units outstanding, Class A and Class B. Both Class A and Class B units shall convert to the shares of the same series of common stock in the Delaware corporation at the ratio of 0.186 shares per unit or 5.37 units per share. In comparing the recent valuation of the units and the IPO Price Range, we believe it is necessary that the comparison be of units to units as opposed to stock to units and that the Conversion/Reincorporation ratio be taken into account in the value of the units.

Based on discussions with the Board, management and upon the recommendation of Aegis Capital Corp, the lead underwriter for the offering, the anticipated price range for this offering was determined to be within the range of $9.00 to $11.00 per share (the “IPO Price Range”), with a midpoint of the price range of $10.00 per share (the “Assumed IPO Price”). Based upon the conversion ratio of 0.186 shares per unit, the equivalent pricing range per unit is $1.67 to $2.05, with a midpoint of $1.86.

Factors Used to Determine Price Range

The Company respectfully submits to the Staff that the increase in value between the most recent valuation report issued by Doty Scott Enterprises, Inc. to support the financial reporting of the Company’s 2016 financial statements described below, compared to the IPO Price Range, is reasonable based upon the factors set forth below. As is typical in initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

-              The general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

United States Securities
    and Exchange Commission

September 19, 2017

-               The Company’s financial condition and prospects;

-               Estimates of business potential and earnings prospects for the Company and the industry in which it operates;

-               Recent performance of IPOs of companies in the biotechnology sector;

-               Feedback from the Company’s End of Phase 2 meeting in March, 2013 with the U.S. Food and Drug Administration related to AD04, the Company’s lead product candidate;

-              Business developments impacting the Company;

-               Input received from the lead underwriters, including discussions that took place during the week of August 14th through 18th with senior management of the Company and its board of directors (the “Board”).

The Price Range does not take into account the current lack of liquidity for the Company’s common shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. Prior to August 14th, 2017, the Company and underwriters had not had any specific discussions regarding the Price Range.

Factors Supporting the Increase in Price

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the value of the recent equity awards and the Assumed IPO Price. The Company respectfully submits that the difference between the fair value of its recent equity issuances and the midpoint of the anticipated offering price range for this offering is primarily the result of the factors and events set forth below.

Recent Market Price of Equity

The most recent arms-length transactions in Company equity took place on June 28th and August 1st of 2017, with the sale of 18,868 and 9,434 Class B units, respectively, to a single investor at a price of $1.06 per Class B unit. This investor was not affiliated with the Company and negotiated the price solely for his own benefit; this price represents, therefore, a market price for Company equity. In addition, on July 1, 2017, an incoming director purchased 9,434 Class B units at the same price negotiated by the outside investor. In total, sale of equity at this price during this period raised $40,000, which increased cash on hand from $137,000 to $177,000, or by 29%, making sale of equity at this price a significant offering of units, and an observable market price under ASC 718-10-55-10 or a potential Level 2 value measurement within the meaning of FASB ASC 820.

United States Securities
    and Exchange Commission

September 19, 2017

Around the period during which equity was being sold at $1.06 per Class B unit, options with a strike price of $1.06 were granted as compensation on July 1st, July 25th, and August 1st. (Please see the attached Appendix for a table of summary transactions in units, profits interest units, and options to purchase units for the period from July 1, 2016 to present.) In each case, the cost of the option issuance was calculated using the Black-Sholes model, with the underlying asset price set equal to $1.06.

Sources of Increased Value in the Intervening Period

This increase in price will integrate several value enhancing events that will have taken place after the price-setting transaction on June 28th and prior to the offering:

-               On July 1st, 2017, the Chief Operating Officer agreed to accept the added position of Chief Financial Officer, a critical position previously vacant.

-               On July 1st, 2017, Tony Goodman agreed to serve as a director. Mr. Goodman is an experienced pharmaceutical executive that was largely responsible for the development of the Suboxone®, the most successful addiction drug with peak sales of over $1.5 billion.

-               On July 25th, 2017, Dr. Tomasz Zastawny was hired to act as Chief Development Officer, with responsibility the Company’s lead drug development program. This position is highly specialized and finding a candidate with the qualifications of Dr. Zastawny was an important reduction of risk for the Company.

-               A lease of office space was executed on August 16, 2017.

-               The public filing of the S-1 registration statement was made on September 7, 2017.

-               Equity markets in the Company’s sector, biotechnology, remained solid during the period from June 28th to September 13th (for example, the S&P Biotech ETF increased by 5%), increasing the likelihood that the Company would consummate its offering in early October.

In addition, it is expected that the following events will add value to the enterprise:

-               Prior to an offering, members of ADial Pharmaceuticals, LLC, will have formally approved the Company’s reorganization/reincorporation and initial public offering on the terms set forth in the S-1.

-               The Company’s equity is presently highly illiquid because it is a private company; consummation of the IPO will reduce this risk to equity holders.

-               The Company’s present cash position raises significant doubt as to its ability to continue as a going concern. Consummation of the offering within the expected range is expected to mitigate a significant portion of this doubt and the related risk.

-               The expected proceeds of the offering will allow the Company to begin a Phase 3 trial of its lead product candidate, AD04.

-               The expected proceeds will allow the Company to retain current personnel and make additional hires if needed.

-               The Company will have a broader base of shareholders.

United States Securities
    and Exchange Commission

September 19, 2017

Previous Valuation of Company Equity

A valuation report for ADial Pharmaceuticals, LLC equity and its derivatives was issued by Doty Scott Enterprises, Inc. to support the financial reporting of the Company’s 2016 financial statements. The Doty Scott report included valuations of Profits Interests Units (“PIUs”) valued as options using the Black-Scholes model, effective at the time of issuance. This third-party valuation was performed in accordance with the guidance outlined the Statement of Financial Accounting Standard ASC 820– 10–35–37 Fair Value in Financial Instruments to facilitate the accounting under ASC Topic 718 “Compensation – Stock Compensation”.

The Black-Scholes model requires the underlying asset price as a parameter. Since the PIUs were valued as options for the purchase of Class A units, the value of Class A units at the time of each PIU issuance was also calculated. The fair value of the Class A units in June of 2013 was determined to be $0.46 per Class A unit, using an Options Pricing Model with a June 2013 offering of Class B units as input. There being no further offerings of equity after June 2013 and prior to the offerings between June and August of 2017, subsequent valuation of Class A units was determined by calculating the Weighted Average Costs of Capital for the periods and using them as reasonable assumptions of the growth rate, given the occurrence of positive, non-inflective value enhancing events. Using this method, the value of Class A units at April 25, 2016, the time of the most recent PIU issuance, was determined to be $0.81 per Class A unit.

For purposes of negotiation with the outside investor that ultimately purchased Class B units in June and August of 2017, Company management extrapolated a growth rate for Class A unit values by fitting a curve to the values given in the Doty-Scott report using the least squares method to determine the best fit. This projected growth rate implied a value of $1.03 per Class A unit on June 28, 2017, which served as a reasonable lower for the value of Class B units, given the latter’s enjoyment of a liquidity preference over Class A units, albeit a liquidity preference that expires on completion of the reorganization/reincorporation. Additionally, based on our projected share price range for the IPO at the time, we projected the increase in the value from the $1.06 per unit to be in the range of 22%-105%, which the Board considered reasonable given the risks of the investment at that time and the lock-up and continued reduced liquidity the investor would face after the initial public offering.

The Company respectfully submits that the deemed per unit fair values used as the basis for determining the share-based compensation in connection with its grants of profit interest units are reasonable and appropriate for the reasons described herein and in the Registration Statement.

United States Securities
    and Exchange Commission

September 19, 2017

Appendix

Summary Table of Unit, Profit Interest Unit, and Unit Option Transactions

The following table sets forth summary transactions in units, profits interest units, and options to purchase units for the period from July 1, 2016 to present. For grants of profits interest units and options, this table represents the accounting grant dates in accordance with ASC 718, Stock Compensation, at which all of the accounting prerequisites had been met in order to issue the stock options and profit interest units and all terms had been communicated to the recipients.

Date	Transaction Type	Number of Units/Options	(Underlying) Unit Value	Strike Price/Distribution Reduction (if applicable)
6/28/17	Sale of Class B Units	18,868	$1.06	NA
7/1/17	Grants of Incentive Options	711,000	$1.06	$1.06
7/1/17	Sale of Class B Units (Insider)	9,434	$1.06	NA
7/25/17	Grant of Incentive Options	186,000	$1.06	$1.06
8/1/17	Sale of Class B Units	9,434	$1.06	NA
8/1/17	Grant of Incentive Options	40,000	$1.06	$1.06
9/1/17	Grant of Incentive Options*	30,000	$1.06	$1.06

* Grant of 9/1/17 is reissue on identical terms of option grant made on 7/1/17 to a director on shift to role of scientific advisor.

* * *

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	William B. Stilley
Chief Executive Officer of ADial Pharmaceuticals, Inc.
Joseph Truluck
Chief Financial Officer of ADial Pharmaceuticals, Inc.